EXHIBIT 99.1

Canagold Initiates Resource Expansion Drilling at New Polaris Project

Vancouver, Canada –June 5, 2024 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (the “Company” or “Canagold”), is pleased to announce that, in line with its commitment to accelerating the advancement of the New Polaris Gold project towards production, drill crews have been mobilized to the site in northern British Columbia to restart drilling operations.

The 2024 drilling program includes 12,000 meters of drilling, primarily targeting high-grade mineralization adjacent to historic workings in the upper part of the deposit. Recent modeling of historic drill data, comprising a total of 36 drill holes, has revealed an area of significant mineralization with numerous high-grade intercepts, indicating potential for expansion to the north. This mineralization is not yet well enough defined to be included in the Company’s existing resource and mining plans.

This target presents an opportunity to expand known mineralization and define high-grade resources at a shallow depth, which could be accessed early in the mine life, thereby potentially reducing the initial capital required to bring the property into production.

Historical intercepts* from previous drilling have yielded very attractive high-grade mineralization, reinforcing the potential for significant resource growth.

•	26.2 grams per tonne (“gpt”) gold (“Au”) over 4.3 m in drill hole 475 (late 1940s)
•	16.7 gpt Au over 1.6 m in drill hole PT9706 (1997)
•	11.9 gpt Au over 3.0 m in drill hole PT9618 (1996)

*True widths have not been determined. Further drilling is required to determine the mineralized body orientation and true widths.

The 2024 drilling program is designed to add to the Indicated Resource category for possible inclusion in the ongoing feasibility study.

"Through our thorough review and modeling of historic drill data, we are pleased to announce the discovery of this mineralized area, presenting an opportunity to add significant high-grade, near-surface resources," said Canagold CEO, Catalin Kilofliski. "Our current drilling program builds upon the Company’s highly successful 2021 and 2022 campaigns. By applying the same effective geological rationale to other parts of the deposit, we aim to confirm and expand our gold resources."

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**The New Polaris resource was prepared by Moose Mountain Technical Services in the format prescribed by NI43-101 Standards of Disclosure for Mineral Projects and filed on SEDAR June 30, 2023.

Qualified Person

Garry Biles, P.Eng, President & COO for Canagold Resources Ltd, is the Qualified Person who reviewed and approved the contents of this news release.

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. Canagold has access to a team of technical experts that can help unlock significant value for all Canagold shareholders.

On behalf of the Board of Directors

“Catalin Kilofliski”

Catalin Kilofliski

Chief Executive Officer

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For further information please contact:

Knox Henderson, VP Corporate Development

Toll Free: 1-877-684-9700; Tel: (604) 604-416-0337; Cell: (604) 551-2360

Email: knox@canagoldresources.com

Website: www.canagoldresources.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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